UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Covanta Holding Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

22282E102
(CUSIP Number)

Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 22282E102	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
SZ INVESTMENTS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No: 22282E102	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND (05-07) INVESTORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No: 22282E102	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No: 22282E102	Page 5 of 6 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 16 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons on August 20, 1999, as amended most recently by Amendment No. 15 filed by the Reporting Persons on July 16, 2021 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.10 per share (“Common Stock”), of Covanta Holding Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 445 South Street, Morristown, New Jersey 07960.  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by the information contained herein, and only those items amended are reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 30, 2021, pursuant to the Agreement and Plan of Merger (“Merger Agreement”) between the Issuer and Covert Intermediate, Inc. (“Parent”), an affiliate of EQT Infrastructure, dated July 14, 2021, the merger of a subsidiary of Parent with and into the Issuer (the “Merger”) closed and each share of the Common Stock outstanding at the time was cancelled and converted into the right to receive $20.25 per share in cash, without interest and subject to any required tax withholding.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of November 30, 2021, each of the Reporting Persons may be deemed to beneficially own, and to share voting and dispositive power over, 0 shares of Common Stock, representing 0.0% of the shares of outstanding Common Stock.

(c) On November 30, 2021, each of the (a) 7,734,804 shares of Common Stock held directly by SZI, (b) 2,027,500 shares of Common Stock held directly by Fund 05-07, (c) 1,487,209 shares of Common Stock held directly by certain charitable foundations established by Samuel Zell and members of his family (the “Zell Family Foundations”), and (d) 1,699,669 shares of Common Stock held directly by certain trusts established for the benefit of Samuel Zell and members of his family (the “Zell Family Trusts”), were cancelled and converted into the right to receive $20.25 per share in cash, without interest and subject to any required tax withholding, upon closing of the Merger.  Chai Trust is the managing member of SZI and Fund 05-07, the investment manager of each of the Zell Family Foundations and the trustee of each of the Zell Family Trusts and, in such capacity, may have been deemed to beneficially own the shares of Common Stock held directly by SZI, Fund 05-07, each of the Zell Family Foundations and each of the Zell Family Trusts.

(d) Not applicable.

(e) As of November 30, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

SCHEDULE 13D
CUSIP No: 22282E102	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 1, 2021

SZ INVESTMENTS, L.L.C. EGI-FUND (05-07) INVESTORS, L.L.C.

Each By:	/s/ Joseph Miron
Name:	Joseph Miron
Title:	Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ Joseph Miron
Name:	Joseph Miron
Title:	Chief Legal Officer